Exhibit 99.232

Canadian Electricity Association Chooses NexTech AR’s InfernoAR Platform to Host 2020 Virtual Powering Partnerships Summit

NexTech’s rapid global expansion continues with its interactive virtual platform selected by executives and leaders as the go to platform for transformation for today and for the future.

Vancouver B.C. – November 11, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that the Canadian Electricity Association (CEA) has chosen its InfernoAR platform to transform its annual Powering Partnerships Summit, taking place November 23-26, 2020, into a completely virtual collaborative experience. The company continues to expand both its technology offerings and its global footprint for virtual experiences as the digital transformation accelerates.

During this annual summit, CEA brings together electricity sector CEOs and C-level representatives from across Canada, council and committee chairs, corporate partners, and elected officials. This exclusive event offers an opportunity for leaders to collaborate on new strategies, technologies and innovations that can help the electricity sector navigate the current crisis while simultaneously preparing for the future.

The Summit is often attended by CEA membership groups including Toronto Hydro, Ontario Power, TC Energy and more, and has featured well known speakers including Amber Mack, Peter Mansbridge and Justin Trudeau. This year, it will feature speakers from Hydro Quebec, the Edison Electric Institute, the International Emissions Trading Association (IETA), Oracle and many more.

NexTech will work with CEA to transform the 2020 Powering Partnerships Summit into a four-day online event, offering valued global stakeholders an opportunity to attend and participate in conversations from anywhere in the world. The event will retain all the features of CEA’s annual Summit in a virtual capacity including keynote addresses, award sessions and panel discussions through the enterprise-level streaming and on-demand content capabilities of InfernoAR. With the scalability of this platform, NexTech will also enable CEA to extend its visibility and opportunities through these global, virtual events.

Evan Gappelberg, CEO of NexTech AR comments “We continue to execute on our business plan which is to invest in hiring top executives to support the rapid build-out of our AR and virtual experience platforms both of which are becoming the platform of choice for global enterprise and government agencies. The presentations at CEA’s 2020 Virtual Powering Partnerships Summit will focus on resilient transformation and there is no better way to honor that then by incorporating transformational change into the way their events are hosted during the pandemic. We are thrilled to provide our platform and services to the Canadian Electricity Association for their annual events this year. Like many industry leaders, electricity executives are navigating a great deal of changes and uncertainty today, he continues, “InfernoAR is well-suited to provide these industry leaders with a secure and reliable platform that will enable collaboration and spark innovation.”

To learn more about NexTech AR, please visit www.nextechar.com

About The Canadian Electricity Association

Founded in 1891, CEA is the national forum and voice of the evolving electricity business in Canada. The Association contributes to the regional, national, and international success of its members. Canadian Electricity Association (CEA) members generate, transmit and distribute electrical energy to industrial, commercial, residential and institutional customers across Canada every day. From vertically integrated electric utilities, independent power producers, transmission and distribution companies, to power marketers, to the manufacturers and suppliers of materials, technology and services that keep the industry running smoothly -all are represented by this national industry association.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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